

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2013

Michael Fleischer
Executive Vice President—General Counsel
Gold Fields Limited
150 Helen Road
Sandown, Sandton, Johannesburg, 2196
South Africa

> **Re: Sibanye Gold Limited**
> **Amended Draft Registration Statement on Form 20-FR**
> **Submitted December 20, 2012**
> **File No. 377-00029**
> **CIK No. 0001561694**

Dear Mr. Fleischer:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Forward-Looking Statements, page vii

1. Many of the statements in your submission relate to present facts or conditions, rather than to historical facts or future events. In light of this, the final sentence in the first paragraph of this section beginning, "Statements in this registration statement that are not historical facts…," appears to be overly broad. Please narrow your statement accordingly or remove it.

Risk Factors, page 18

Risks related to South Africa, page 26

Sibanye Gold's mineral rights are subject to legislation…., page 32

2. We note that you deleted the reference to having met the "15% minimum HDSA ownership guideline." Please revise where you address potential consequences to your ownership structure and mining rights to indicate, if true, that you meet the ownership guideline.

Information on the Company, page 40

Organizational Structure, page 43

3. Please provide disclosure here or under "Mechanics of the Spin-off" on page 164 clarifying the share ownership of Sibanye Gold prior to and after the transaction. In this regard, it is unclear if the shares to be received by Gold Fields as described in response to prior comment 10 will be distributed pro rata to Gold Fields' shareholders in the spin-off.

Board Committees, page 145

4. We note in your description of the Social & Ethics Committee of the Board you indicate it is "responsible for discharging its statutorily imposed duties as contemplated in section 72 of the Companies Act and the applicable regulations." Please provide a brief description of these section 72 statutorily imposed duties.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727, or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871, if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler, Mining Engineer, at (202) 551-3718, if you have questions regarding the mining engineering comments. Please contact Ronald E. Alper, Staff Attorney at (202) 551-3329, or Pamela Howell, Special Counsel, at (202) 551-3357, with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Thomas B. Shropshire, Jr.